Exhibit (a)(51)

Exhibit (d)(36)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
ALAN G. STEVENS, Individually and on	:	Civil Action No. 1:10-cv-04481
Behalf of All Others Similarly Situated,	:
	:	CLASS ACTION
Plaintiff,	:
	:	MEMORANDUM OF LAW IN SUPPORT
vs.	:	OF PLAINTIFF’S MOTION FOR
	:	EXPEDITED DISCOVERY AND FOR
SEMBCORP UTILITIES PTE LTD.,	:	SETTING A HEARING ON PLAINTIFF’S
	:	MOTION FOR PRELIMINARY
Defendants.	:	INJUNCTION
x

This action arises from the material misstatements and omissions made by Sembcorp Utilities Pte Ltd. (“Sembcorp”) in connection with its tender offer (“Tender Offer”) for all of the issued and outstanding stares of Cascal N.V. (“Cascal” or the “Company”). Plaintiff’s Complaint for Violation of § 14(e) of the Securities Exchange Act of 1934 (“Complaint”) alleges that Sembcorp violated and is continuing to violate § 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) by filing and disseminating the materially misleading May 21, 2010 Schedule TO Tender Offer Statement and Offer to Purchase (“Offer to Purchase”).

Concurrently with this motion, plaintiff is filing a Motion for Temporary Restraining Order (“Motion”) preventing Sembcorp from consummating the Tender Offer and preserving the status quo until such time as the Court may determine plaintiff’s application for a temporary injunction based on Sembcorp’s inadequate disclosures in the Offer to Purchase. By this motion, plaintiff seeks an order from this Court directing Sembcorp to produce certain limited discovery on an expedited basis so that plaintiff will be in a position to present the Court with as full an evidentiary record as possible in connection with his request for injunctive relief. Further, plaintiff requests that the Court order a briefing and hearing schedule on plaintiff’s temporary injunction application following defendants’ production of expedited discovery, so that plaintiff can present the evidence to the Court. Plaintiff seeks this relief on an expedited basis because of the imminent expiration and consummation of the Tender Offer, which is currently set to expire on June 21, 2010. For the reasons discussed herein, plaintiff’s motion for expedited discovery and request for a hearing should be granted.

I.	SUMMARY OF THE CASE

Cascal, formed in April 2000, is a New York Stock Exchange listed company which invests in and operates water and wastewater systems. ¶14.1 Biwater Investments Ltd. (“Biwater”) is the majority shareholder of Cascal, holding approximately 58.5% of the Company’s common stock issued and outstanding. ¶16.

In or around 2008, Biwater began to face serious financial problems. ¶17. Pressured by its principal lender, HSBC Bank plc (“HSBC”), Biwater began to explore a sale of its 58.5% stake in Cascal (the “Biwater Stake”). Id. HSBC acted as Biwater’s financial advisor in this regard. Id.

Sembcorp expressed interest in purchasing the Biwater Stake. ¶24. Soon, however, Sembcorp became interested in an acquisition of the entire Company, not just the Biwater Stake. ¶26. Taking advantage of Biwater’s desperation to sell, over the next few months, Sembcorp secured from Biwater: (i) agreements to exclusivity; (ii) an agreement to assist Sembcorp in obtaining the support of Cascal’s Board of Directors (the “Board”); (iii) an agreement that Biwater’s two directors on the Board of Cascal would support Sembcorp’s offer; and (iv) an agreement to provide a fee of $1 million in the event Biwater did not enter into or offer to enter into a binding agreement with Sembcorp pursuant to which Biwater would irrevocably tender its Biwater Stake in a tender offer by Sembcorp. ¶¶27-28.

When Sembcorp approached Cascal’s Board, however, the Board rejected Sembcorp’s offer. ¶¶29-33. With help from Biwater and HSBC, Sembcorp decided that its next step was to make a hostile tender offer. Id. On or about April 26, 2010, Sembcorp filed with the Securities and

[1]	All ¶ or ¶¶ are to the Complaint for Violation of § 14(e) of the Securities Exchange Act of 1934 unless otherwise noted.

Exchange Commission (“SEC”) a Schedule 13D (the “Schedule 13D”) in which it announced that it would be making a tender offer for all of Cascal’s shares within 20 days (the “Tender Offer”). ¶35. At the same time, Sembcorp announced that it had entered into an agreement with Biwater, pursuant to which Biwater agreed to tender and not withdraw its 58.5% ownership of Cascal’s stock to Sembcorp, vote against any competing transaction, and not to solicit, negotiate or enter into any competing transaction (“Stockholder Support Agreement”). ¶36.

On April 30, 2010, Cascal commenced litigation against Sembcorp and Biwater in the United States District Court for the Southern District of New York (the “Cascal Litigation”) based on, primarily, Sembcorp’s and Biwater’s breaches of the non-disclosure agreement. ¶40. On May 19, 2010, the United States District Court for the Southern District of New York denied Cascal’s motion for preliminary injunction. ¶43. Cascal responded: ‘“Although we are disappointed, the court’s ruling presents us with an opportunity to potentially challenge the offer once it has been official declared. We are also heartened the court acknowledged that shareholders may have their own legal remedy.”’ ¶44.2

On May 21, 2010, Sembcorp commenced its Tender Offer and filed its Offer to Purchase in connection with the Tender Offer. ¶46. The Tender Offer provides for an offer price of $6.75 per share in the event that 80% of Cascal’ s issued and outstanding shares are validly tendered (the “80%

[2]	Since the Cascal Litigation, Cascal filed an application with the Court of Appeals Amsterdam Enterprise Chamber on June 2, 2010, requesting that the court grant preliminary relief in order to protect the interest of Cascal’s minority shareholders. ¶45. Plaintiff is not aware of any decision rendered by the Dutch court. Also since April 26, 2010, Cascal attempted to initiate discussions with Sembcorp at least three times to negotiate an improved transaction, but Sembcorp has refused to discuss any change in terms of the Tender Offer. ¶38.

Condition”) but only $6.40 if the 80% Condition is not met. Id.3 Thus, the Tender Offer has a coercive two-tiered structure that forces shareholders to tender or risk losing the premium offered in the first stage. ¶35. Additionally, according to the Offer to Purchase, if 95% or more of Cascal’s issued and outstanding shares are validly tendered, Sembcorp will squeeze out the remaining 5% and take the Company private. If Cascal is not able to acquire 95%, however, it will move to delist the Company’s shares from the NYSE, suspend the Company’s obligation to file reports under the Exchange Act, and terminate the registration of the shares under the Exchange Act – thereby eliminating both a future market for Cascal’s shares and information to be filed with the SEC. Thus, the Company’s shareholders are forced to choose between tendering or holding on to their shares in an environment that nearly guarantees that the shares would be devalued.

Despite (or in addition to) the difficult choice above, the Company’s shareholders are not in a position to make an informed decision about whether or not to tender because Sembcorp made material misstatements and omissions in the Offer to Purchase. Specifically, the Offer to Purchase omits and/or misrepresents the following material information in contravention of §14(e) of the Exchange Act:

1. The financial analysis and/or materials underlying the Tender Offer, including the Company’s financial projections;

2. The sales process leading up to the Tender Offer, including potential conflicts of interest and motives for Sembcorp and Biwater in making and supporting the Tender Offer; and

3. The Cascal Litigation, including whether the Court analyzed and approved the substantive fairness of the terns of the Tender Offer.

[3]	Since Sembcorp has the Biwater Stake pursuant to the Stockholder Support Agreement, Sembcorp need acquire only about 21.6% to meet the 80% Condition.

II.	EXPEDITED DISCOVERY IS NECESSARY AND APPROPRIATE

The Court may, within its discretion under Rule 26 of the Federal Rules of Civil Procedure, issue an order for expedited discovery if there is a showing of “good cause” to justify the order. Stern v. Cosby, 246 F.R.D. 453, 457 (S.D.N.Y. 2007). Good cause exists where a plaintiff seeks expedited discovery in advance of a preliminary injunction hearing involving a situation where time is of the essence due to a pending corporate merger.

It is well-settled that expedited discovery is appropriate in advance of a preliminary injunction hearing. The Advisory Committee Notes to the 1993 amendments to Rule 26(d) specifically mention that expedited discovery is appropriate in that instance.

Discovery can begin earlier if authorized under Rule 30(a)(2)(C) (deposition of person about to leave the country) or by local rule, order, or stipulation. This will be appropriate in some cases, such as those involving requests for a preliminary injunction or motions challenging personal jurisdiction.

Fed. R. Civ. P. 26(d) advisory committee’s note. Accordingly, Second Circuit courts have consistently and routinely recognized that an order for expedited discovery would be appropriate in advance of a preliminary injunction hearing. See SEC v. Byers, No. 08 Civ. 7104 (DC), 2008 U.S. Dist. LEXIS 63004, at *2 (S.D.N.Y. Aug. 14, 2008) (“expedited discovery needs to be completed prior to the preliminary injunction hearing”); Nebraskaland, Inc. v. Brody, No. 09 Civ. 9155 (DAB), 2010 U.S. Dist. LEXIS 7744, at *2 (S.D.N.Y. Jan. 13, 2010) (court set preliminary injunction hearing and ordered expedited discovery prior to the hearing); United States SEC v. Nicholson, No. 09 CV 1748 (RMB), 2009 U.S. Dist. LEXIS 15509, at *4 (S.D.N.Y. Feb. 25, 2009) (“expedited discovery is appropriate to permit a prompt and fair hearing on the. . . Motion for Preliminary Injunction”); Eyal R.D. Corp. v. Jewelex N.Y., Ltd., 576 F. Supp. 2d 626, 641 (S.D.N.Y. 2008) (“Expedited discovery and an evidentiary hearing commonly precede the court’s order granting or denying a preliminary injunction.”).

It is also well-settled that expedited discovery is appropriate in cases where, absent an order granting expedited discovery, the merger or corporate control contest will close/end before the plaintiff is entitled to discovery. Second Circuit courts, as well as federal courts in other jurisdictions, have determined expedited discovery appropriate (and necessary) under these circumstances. See Forstmann Leff Assocs., Inc. v. Am. Brands, Inc., No. 88 Civ. 4485 (JMC), 1990 U.S. Dist. LEXIS 1784, at *3 (S.D.N.Y. Feb. 21, 1990) (court ordered expedited discovery in advance of a preliminary injunction hearing in a case involving allegations that defendants made misrepresentations and omissions in connection with a tender offer), aff’d without op., 923 F.2d 845 (2d Cir. 1990); SEC v. Gonzalez de Castilla, 184 F. Supp. 2d 365, 372 (S.D.N.Y. 2002) (granting expedited discovery in advance of a preliminary injunction hearing in a case involving allegations that defendants conducted insider trading in connection with a tender offer); Int’l Banknote Co. v. Muller, 713 F. Supp. 612, 613-14 (S.D.N.Y. 1989) (granting expedited discovery in advance of a preliminary injunction hearing in a case involving allegations that defendants violated federal securities laws in connection with a proxy contest for control of the company). See also Ronson Corp. v. Liquifin Aktiengesellschaft, 483 F.2d 846, 848 (3d Cir. 1973) (district court directed expedited discovery in a case involving allegations that defendants made misrepresentations and omissions in connection with a tender offer); Moravek v. FNB Bancorp, Inc., No. 86 C 4571, 1986 U.S. Dist. LEXIS 23188, at *12-*13 (N.D. Ill. July 9, 1986) (determining that plaintiff must be allowed discovery prior to their preliminary injunction hearing and, given the short period of time during which the current tender offer will be open, such discovery needs to be expedited); City P’ship Co. v. Atl. Acquisition Ltd. P’ship, 100 F.3d 1041, 1043 (1st Cir. 1996) (allowing expedited discovery based on the limited duration of the tender offer); Mesa Petroleum Co. v. Aztec Oil & Gas Co., 406 F. Supp. 910, 917 (N.D. Tex. 1976) (in a case concerning a corporate acquisition offer, the court ordered that an expedited discovery program be adopted); Evmar Oil Corp. v. Getty Oil Co., No. 76-4039-MML, 1978 U.S. Dist. LEXIS 18957, at *3 (C.D. Cal. Mar. 17, 1978) (in anticipation of the hearing upon plaintiff’s motion for a preliminary injunction restraining a merger, expedited discovery, including the taking of more than 20 depositions, was conducted by the parties); Grimes v. Vitalink Commc’ns Corp., 17 F.3d 1553, 1555 (3d Cir. 1994) (expedited discovery used in suit concerning allegations that the defendants breached their fiduciary duties in approving a merger).

Here, plaintiff seeks expedited discovery to present the Court with a complete record as possible on the need for a preliminary injunction prohibiting defendants from consummating the Tender Offer. If the normal course of discovery is not altered, plaintiff will be effectively barred from presenting the Court with a complete record in conjunction with a request for equitable relief. These are precisely the circumstances that the “good cause” standard contemplates for the grant of expedited discovery.

Moreover, expedited discovery here is warranted because the discovery is vital to address the material disclosure problems in the Offer to Purchase. In circumstances such as these, nearly all of the relevant documents are in defendant’s possession, custody and control. Plaintiff and Cascal shareholders will be irreparably harmed without access to this information. Accordingly, in the interests of justice and fairness to plaintiff and the class, expedited discovery is warranted in order to determine, on a full and complete record, whether a preliminary injunction protecting Cascal shareholders should issue.

As enumerated in §III below, plaintiff’s discovery requests are narrowly tailored and seek only information relevant to ensuring that Cascal shareholders are able to make an informed decision in response to the Tender Offer. This information goes to the heart of plaintiff’s claims and therefore it serves as appropriate subject matter for discovery in anticipation of a preliminary injunction hearing. See, e.g., Capitol Records, Inc. v. Doe, No. 07-cv-00790-WYD-MEH, 2007 U.S. Dist. LEXIS 32387, at *3 (D. Colo. Apr. 30, 2007) (finding good cause where “[p]laintiffs have proposed narrowly tailored discovery”). Therefore, the discovery sought is entirely appropriate, necessary to the fair adjudication of this matter, and plaintiff’s motion for expedited discovery should be granted.

III.	THE DISCOVERY PLAINTIFF SEEKS

Plaintiff seeks the following limited expedited discovery in order to present the Court with as complete a factual record as possible in support of its anticipated motion to enjoin the Tender Offer. Given the time constraints in this action, plaintiff requests that the Court order Sembcorp to produce the limited expedited discovery set forth herein, pursuant to the following schedule:

1. Within seven days of an Order granting limited expedited discovery, Sembcorp should produce the following documents from January 1, 2009 (except as otherwise noted) to the present:

(a) Sembcorp’s Board meeting minutes, with attachments and materials reviewed at the meetings, insofar as the materials relate to the Tender Offer (or any other offer for Cascal or Biwater, including the Biwater Stake;

(b) All materials given to or received from Cascal, Biwater, and or their respective financial advisors, relating to the Tender Offer, other offers for Cascal, Biwater or the Biwater Stake, and/or relating to the value of Cascal, Cascal shares or the Biwater Stake;

(c) All documents created within the past year regarding the financial results, value, market value, fair value, or inherent value of the stock or any of the assets or businesses of Cascal, including financial projections projected future operations and financial performance;

(d) All agreements, including drafts, between Sembcorp and Biwater in connection with the Tender Offer, including the Stockholder Support Agreement, any agreements regarding exclusivity, any agreements regarding support from Cascal directors, any agreements regarding a termination fee or any employment agreements;

(e) All communications between or among Sembcorp, Cascal, Biwater, their respective financial advisors, and/or any other entity expressing interest in acquiring Cascal and/or the Biwater Stake; and

(f) Any drafts of the Offer to Purchase.

2. Defendants should make the following persons available for deposition beginning seven days after the completion of document production:

(a) The person most knowledgeable from Sembcorp regarding the Tender Offer; and

(b) The person most knowledgeable from HSBC regarding the Tender Offer.

IV.	CONCLUSION

For the foregoing reasons the Court should issue an order directing defendants to produce expedited discovery and set a hearing on plaintiffs’ motion for preliminary injunction.

DATED: June 17, 2010	Respectfully submitted,

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
MARK S. REICH

MARK S. REICH

58 South Service Road, Suite 200

Melville, NY 11747

Telephone: 631/367-7100

631/367-1173 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP

DARREN J. ROBBINS

RANDALL J. BARON

A. RICK ATWOOD, JR.

DAVID T. WISSBROECKER

EUN JIN LEE

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

LAW OFFICES OF CURTIS V. TRINKO, LLP

CURTIS V. TRINKO

16 West 46th Street, 7th Floor

New York, NY 10036

Telephone: 212/490-9550

212/986-0158 (fax)

Attorneys for Plaintiff